Exhibit 3.1

AMENDMENT NO. 1
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
BARINGTON/HILCO ACQUISITION CORP.

February 10, 2017

Barington/Hilco Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Barington/Hilco Acquisition Corp.”. The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on July 24, 2014 (the “Original Certificate”). The Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”) was filed with the Secretary of State of the State of Delaware on February 5, 2015.

2. This Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate.

3. This Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4. The text of Paragraph (C) of Section 6 is hereby amended and restated to read in full as follows:

(C) In the event that (i) a Business Combination is approved in accordance with the above paragraph (B) and is consummated by the Corporation or (ii) an amendment to the below paragraph (E) is approved by a stockholder vote, any holder of a share of Common Stock sold in the IPO (“Public Shares”) who voted on the proposal to approve such Business Combination or amendment, may, contemporaneously with such vote, demand that the Corporation convert his Public Shares into cash. If so demanded, the Corporation shall, promptly after the consummation of the Business Combination or the amendment, convert such shares into cash at a per share price equal to the quotient determined by dividing (i) the amount then held in the Trust Fund (as defined below) less any income taxes owed on such funds but not yet paid, calculated as of two business days prior to the consummation of the Business Combination or amendment, by (ii) the total number of Public Shares then outstanding (such price being referred to as the “Conversion Price”). Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) (a “Group”), will be restricted from demanding conversion with respect to 15.0% or more of the Public Shares Accordingly, all Public Shares beneficially owned by such holder or any other person with whom such holder is acting in concert or as a Group with in excess of 15.0% or more of the Public Shares will remain outstanding following the consummation of such Business Combination or amendment and will not be converted. “Trust Fund” shall mean the trust account established by the Corporation at the consummation of the IPO and into which a certain amount of the net proceeds of the IPO is deposited.

5. The text of Paragraph (E) of Section 6 is hereby amended and restated to read in full as follows:

(E) In the event that the Corporation does not consummate a Business Combination by August 11, 2017 (such date being referred to as the “Termination Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter redeem 100% of the Public Shares for cash for redemption price per share as described below (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Corporation’s then stockholders and subject to the requirements of the GCL, including the adoption of a resolution by the Board pursuant to Section 275(a) of the GCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the GCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Corporation’s plan of dissolution and liquidation, subject (in the case of (ii) and (iii) above) to the Corporation’s obligations under the GCL to provide for claims of creditors and other requirements of applicable law. In such event, the per-share redemption price shall be equal to a pro rata share of the Trust Account plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Corporation for its working capital requirements or necessary to pay its taxes.

IN WITNESS WHEREOF, Barington/Hilco Acquisition Corp. has caused this Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of the date first set above.

BARINGTON/HILCO ACQUISITION CORP.

By:	/s/ Jared L. Landaw
Name: Jared L. Landaw
Title: Secretary